The  Annual  Meeting of Stockholders was held on  April  27,
2005.

A proposal to approve the adoption of The Adams Express Company 2005 Equity Incentive Compensation Plan was approved with 36,347,317 votes for, 7,978,412 votes against, 2,199,191 shares abstaining, and 26,034,078 shares unvoted.